SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For November 10, 2010
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑            Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐           No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:
(1)	The Press Release issued on November 10, 2010.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld
H. van Barneveld
General Manager Group Finance & Control

By:	/s/ C. Blokbergen
C. Blokbergen
Head Legal Department

Dated: November 10, 2010

CORPORATE COMMUNICATIONS

PRESS RELEASE	10 November 2010
ING posts 3Q underlying net profit of EUR 1,043 million
•	3Q underlying net result of EUR 1,043 million vs. EUR 727 million in 3Q2009 and EUR 1,202 million in 2Q2010
•	Net result of EUR 371 million impacted predominantly by goodwill write-down of EUR 513 million related to Insurance US

•	Net profit per share amounted to EUR 0.10; excluding goodwill write-down the net profit per share rose to EUR 0.23

•	Shareholders’ equity increased by EUR 0.9 billion to EUR 42.5 billion; return on IFRS equity 11.1% for the first nine months of 2010

•	Underlying net profit for the first nine months climbed to EUR 3,262 million vs. EUR 706 million in the same period last year
•	Bank posted strong increase in underlying profit before tax to EUR 1,513 million vs. EUR 250 million in 3Q2009
•	Improvement on 3Q2009 was driven by lower negative market-related impacts and risk costs, while margins remained healthy

•	Underlying results decreased slightly from EUR 1,613 million in 2Q2010 which included a capital gain on the sale of an equity stake

•	Addition to loan loss provisions continued to decline to EUR 374 million or 45 bps of average risk-weighted assets

•	Cost/income ratio of 56.5%, or 53.4% excluding impairments and other market impacts

•	Core Tier 1 ratio increased to 9.0% from 8.6% at the end of June 2010; capital generation of EUR 3.9 billion year-to-date
•	Insurance operating result showed good improvement; underlying result affected by assumption changes on VAs
•	Operating result increased for the third consecutive quarter, rising to EUR 473 million from EUR 393 million in 3Q2009

•	Investment margin jumped 39.8% from 3Q2009, or 29.4% excl. currencies, on higher investment spreads in the US and Benelux

•	Administrative expenses/operating income ratio improved to 43.4% on robust revenue generation

•	Underlying result before tax EUR 18 million impacted by EUR -356 million variable annuity (VA) assumption changes in Japan & US
•	Operational separation gaining momentum; preparing for a base case of two Insurance IPOs
•	Europe-led IPO with strong growth positions in developing markets; US-focused IPO with leading retirement services franchise

•	Actions planned in 4Q2010 and 1Q2011 to bring hedging and accounting for US business more into line with US peers

•	Changes would lead to a DAC write-down on US VAs of approximately EUR 1 billion pre-tax (EUR 0.7 billion after tax) in 4Q2010

•	ING is studying a move towards fair-value accounting on withdrawal benefit reserves for US VAs as of the first quarter of 2011

•	Fair-value accounting would result in an adjustment to book value of approximately EUR -1 to -1.3 billion as of 1 January 2011

•	Measures expected to improve US VA reserve adequacy, reduce earnings volatility and enhance reported profitability
CHAIRMAN’S STATEMENT
“We continue to make good progress towards our strategic priorities as we work to create strong stand-alone companies for banking and insurance. The operational separation is gaining momentum and costs for this year are coming in at the low end of our expectations. While the option of one IPO remains open, we are going to prepare ourselves for a base case of two IPOs for our insurance businesses: one Europe-led IPO with solid cashflow combined with strong growth positions in developing markets, and one separate US-focused IPO with a leading franchise in retirement services. For that reason, we are aligning our management structure for Insurance and taking action to bring the hedging and accounting for our US business more into line with US peers,” said Jan Hommen, CEO of ING Group.
“The bank posted another set of strong results in the third quarter, with an underlying profit before tax of EUR 1,513 million, up from EUR 250 million in the third quarter last year, as impairments and other negative market impacts diminished significantly. Compared with the second quarter, pre-tax results were down slightly from EUR 1,613 million, mainly due to a capital gain in the previous quarter. Volume growth was subdued given continued economic uncertainty, but spreads on lending and savings remained healthy, and the net interest margin edged up from the second quarter. Loan losses continued to trend downwards, particularly in Commercial Banking, although risk costs remain elevated for the mid-corporate and SME segment in the Benelux. Compared with the third quarter of 2009, operating expenses were significantly impacted by exchange rates and one-off items, but increased just 4.1% on a comparable basis due to higher marketing costs and selective investments in growth opportunities and system improvements as we continue to invest in the long-term future of the bank.”
“The insurance company showed steady improvement in its operating results as the measures set out in our Ambition 2013 programme begin to take hold. Operating results improved to EUR 473 million in the third quarter, up from EUR 393 million in the third quarter last year and EUR 419 million in the second quarter. The improvement was driven by an increase in the investment margin largely due to reinvestment into fixed income securities, as well as higher fees and an improvement in the technical margin. Administrative expenses increased, due in part to currency effects; however, the efficiency ratio improved. The underlying results for Insurance were impacted by assumption changes on variable annuities in both Japan and the US, and the net profit included a write-down of goodwill related to Insurance US.”
“As we prepare ourselves for a base case of two IPOs for Insurance, we are working to implement a number of changes to increase transparency and bring our US Insurance accounting and hedging more into line with US peers. These measures are expected to result in a write-down of deferred acquisition costs of approximately EUR 1 billion before tax (EUR 0.7 billion after tax) in the fourth quarter. In addition, a move towards fair-value accounting on part of the legacy variable annuity reserves would result in an adjustment to book value of approximately EUR -1 to -1.3 billion, which would be reflected in shareholders’ equity as of 1 January 2011. These changes will substantially improve the reserve adequacy on the legacy VA book, allow the company to better hedge interest rate risk, and will reduce earnings volatility going forward. Separately, the US management is implementing a programme to sharpen the strategic focus of the US business on life and retirement services while reducing annual expenses by EUR 100 million per year from 2011. The aim is to create a strong and profitable US Insurance business that can be IPOed when earnings and market circumstances improve.”

KEY FIGURES
Group

	3Q2010	3Q2009	Change	2Q2010	Change	9M2010	9M2009	Change
Profit and loss data (in EUR million)
Underlying result before tax	1,531	801	91%	1,498	2%	4,574	673	580%
Underlying net result	1,043	727	43%	1,202	-13%	3,262	706	362%
Divestments and special items	-671	-228		-112		-477	-929
Net result	371	499	-26%	1,090	-66%	2,785	-223

Balance sheet data (end of period, in EUR billion)
Total assets				1,273	-1%	1,261	1,188	6%
Shareholders’ equity				42		42	27	57%

Capital ratios (end of period)
ING Group debt/equity ratio				11.3%		11.7%	13.1%
Bank core Tier 1 ratio				8.6%		9.0%	7.6%
Insurance IGD Solvency I ratio				267%		261%	228%

Share information
Net result per share (in EUR) 1)	0.10	0.25	-60%	0.29	-66%	0.74	-0.11
Shareholders’ equity per share (end of period, in EUR)				11.02	2%	11.23	13.07	-14%
Shares outstanding in the market (average over the period, in milion)				3,783		3,781	2,025	87%

Other data (end of period)
Underlying return on equity based on IFRS equity	9.9%	11.9%		12.0%		11.1%	4.4%
Employees (FTEs, end of period)				105,818	1%	107,149	106,093	1%

1	Result per share differs from IFRS earnings per share in respect of attributions to the Core Tier 1 securities and for 2009 the recalculation of the number of outstanding shares due to the rights issue.
Banking operations

	3Q2010	3Q2009	Change	2Q2010	Change	9M2010	9M2009	Change
Profit and loss data (in EUR million)
Interest result	3,404	3,151	8%	3,247	5%	9,905	9,339	6%
Total underlying income	4,341	3,115	39%	4,384	-1%	12,901	9,778	32%
Operating expenses	2,454	2,194	12%	2,307	6%	7,162	6,775	6%
Addition to loan loss provision	374	672	-44%	465	-20%	1,336	2,170	-38%
Underlying result before tax	1,513	250	505%	1,613	-6%	4,403	833	429%

Key figures
Interest margin	1.41%	1.40%		1.36%		1.40%	1.29%
Underlying cost/income ratio	56.5%	70.4%		52.6%		55.5%	69.3%
Underlying risk costs in bp of average RWA	45	75		55		53	84
Risk-weighted assets (end of period, in EUR billion, adjusted for divestm.)				344	-3%	332	336	-1%
Underlying return on equity based on IFRS equity	13.1%	3.4%		14.3%		13.0%	4.0%
Underlying return on equity based on 7.5% core Tier 1 1)	17.8%	3.6%		18.7%		17.1%	3.5%

1	Underlying, after-tax return divided by average equity based on 7.5% core Tier 1 ratio (annualised).
Insurance operations

	3Q2010	3Q2009	Change	2Q2010	Change	9M2010	9M2009	Change
Margin analysis (in EUR million)
Investment margin	383	274	40%	367	4%	1,079	929	16%
Fees and premium-based revenues	1,222	1,124	9%	1,212	1%	3,634	3,260	11%
Technical margin	216	201	7%	177	22%	576	674	-15%
Income non-modelled life business	37	25	48%	30	23%	99	77	29%

Life & ING IM operating income	1,858	1,624	14%	1,787	4%	5,388	4,939	9%

Administrative expenses	807	717	13%	798	1%	2,362	2,181	8%
DAC amortisation and trail commissions	458	426	8%	428	7%	1,320	1,224	8%

Life & ING IM expenses	1,265	1,143	11%	1,226	3%	3,682	3,405	8%

Life & ING IM operating result	592	481	23%	561	6%	1,706	1,533	11%

Non-life operating result	50	141	-65%	69	-28%	166	246	-33%
Corporate line operating result	-169	-229		-212		-566	-648

Operating result	473	393	20%	419	13%	1,306	1,131	15%

Non-operating items	-455	158		-534		-1,135	-1,290

Underlying result before tax	18	551	-97%	-115		171	-160

Key figures
Administrative expenses / operating income (Life & ING IM)	43.4%	44.2%		44.7%		43.8%	44.2%
Life general account assets (end of period, in EUR billion)				167		167	143	17%
Investment margin / life general account assets 1) (in bps)	87	95		83
ING IM Assets under Management (end of period, in EUR billion)				376	1%	378	336	13%
Underlying return on equity based on IFRS equity 2)	-0.8%	15.2%		1.1%		1.0%	-0.2%

1	Four-quarter rolling average

2	Annualised underlying net result, adjusted for the after-tax allocated cost of Group core debt injected as equity into Insurance by the Group.
Note: Underlying figures are non-GAAP measures and are derived from figures according to IFRS-EU by excluding impact from divestments and special items.

CONSOLIDATED RESULTS
ING Group posted an underlying net profit of EUR 1,043 million in the third quarter, compared with EUR 727 million in the third quarter of 2009 and EUR 1,202 million in the second quarter of this year. Volume growth was subdued but margins remained healthy in the banking businesses, leading to a strong interest result, while risk costs continued to trend downward. The Insurance operating result increased for the third consecutive quarter on higher Life and Investment Management results, which were fuelled by an improvement in the investment margin. However, changes in policyholder behaviour assumptions in Japan and the US reduced the underlying result before tax for ING Insurance. Net profit was impacted by a goodwill write-down related to Insurance US. Net profit for the Group was EUR 371 million. The underlying net return on equity was 11.1% for the first nine months of 2010.
The net production of client balances was positive for the fifth consecutive quarter, driven primarily by the Bank, although volume growth remained muted given the ongoing economic uncertainty. The net inflow of funds entrusted was EUR 2.4 billion, of which EUR 1.8 billion was in Commercial Banking and EUR 0.6 billion in the Retail Bank. Retail Banking generated EUR 5.4 billion of residential mortgages, with portfolio growth focused mainly in Canada, Germany and the Benelux. Retail Banking grew other lending by EUR 0.3 billion, while Commercial Banking reported a net outflow of EUR 0.5 billion. At Insurance, assets under management rose by EUR 2 billion from the second quarter, while new sales declined 4.8%, excluding the closed blocks and currency effects.
Although the global economic recovery remained fragile, market conditions improved further during the third quarter of 2010. The negative impact from market-related items continued to subside compared with both the second quarter of 2010 and the third quarter of 2009. Credit losses and impairments on debt securities were EUR 159 million, down from EUR 191 million in the second quarter of 2010 and EUR 646 million in the third quarter of last year. Negative revaluations on real estate investments diminished in the current quarter to EUR 9 million, reflecting the gradual stabilisation of the property sector. Real estate revaluations amounted to EUR -58 million in the second quarter of 2010 and EUR -296 million in the third quarter of last year. Impairments on real estate remained elevated at EUR 89 million, up from EUR 85 million in the previous quarter but down significantly from EUR 224 million in the third quarter of 2009. At Insurance, the primary market impact affecting results was EUR 173 million of hedge losses net of guaranteed benefit reserve unlocking, which were triggered by the rise in equity markets. Insurance was also impacted by EUR -356 million of assumption changes on variable annuities in Japan and the US where product guarantees have come into the money.
Bank
Banking results in the third quarter were driven by volume growth, lower negative market-related impacts and a decline in risk costs. Interest results were robust, and the interest margin widened compared with both the third quarter of 2009 and the second quarter of 2010. The underlying result before tax was EUR 1,513 million in the third quarter of 2010. Profit recovered significantly compared with EUR 250 million in the third quarter of last year, as margins improved, impairments and other market-related impacts declined, and risk costs trended towards more normalised levels in the third quarter of 2010. Profit declined slightly from EUR 1,613 million in the second quarter of 2010, reflecting the gain on an equity stake in that quarter.
Total underlying income was EUR 4,341 million, or 39.4% higher than the third quarter of 2009. The increase was primarily due to higher interest results and a sharp decline in negative market impacts as impairments on debt and equity securities and negative revaluations on real estate diminished significantly. Income was 1.0% lower than the second quarter of 2010, which included positive market impacts driven by a capital gain on an equity stake and positive fair value changes on the Bank’s own Tier 2 debt, both reflected in the Corporate Line.
The interest result rose 8.0% from the third quarter of last year, mainly due to growth in client balances. The total interest margin rose to 1.41%, up one basis point from the same quarter of 2009. The interest result of Retail Banking further increased, driven by growth in client balances and a higher interest margin. Overall, margins on lending and savings products held up well. The interest margin was up five basis points from the second quarter of 2010 due to a swing in Financial Markets results.
Compared with the third quarter of 2009, expenses rose 11.9%. This relatively large increase was principally driven by one-time releases in the third quarter of 2009 and currency impacts. Excluding these items and slightly higher market-related impacts, operating expenses rose 4.1%. The remaining expense growth was mainly caused by higher marketing costs, salary increases and higher expenses for external IT staff. Compared with the second quarter, expenses were up 6.4%, or 4.8% excluding higher market-related impacts, mainly due to higher marketing costs, increased expenses for external IT staff and a VAT refund in the previous quarter. The underlying cost/income ratio for the current quarter was 56.5%, or 53.4% excluding market-related impacts.
Net additions to the loan loss provisions continued to decline towards more normalised levels. Risk costs decreased primarily in Commercial Banking, but remained elevated in the Benelux mid-corporate and SME sector. Risk costs rose slightly at ING Direct compared with the second quarter of 2010, which included releases as previously modified loans became performing loans. However, risk costs at ING Direct were substantially lower than a year ago, supported by signs of stabilisation in the US housing market. The Bank added EUR 374 million to the provision for loan losses in the third quarter, down from EUR 672 million (adjusted for divestments) in the same quarter of 2009 and EUR 465 million in the second quarter of this year. Risk costs in the current quarter amounted to 45 basis points of average risk-weighted assets, in line with ING’s long-term guidance of 40-45 basis points through the cycle. For the coming quarters, ING expects risk costs to remain around the level seen in the first nine months of 2010.
Compared with the third quarter of 2009, the underlying result before tax of the Retail Banking businesses increased strongly to EUR 1,008 million. This was driven by higher volumes and interest margins, lower impairments and declining risk costs. Profit before tax was up 6.8% compared with EUR 944 million in the second quarter of 2010.
Retail Netherlands’ underlying profit before tax rose to EUR 377 million from EUR 288 million in the third quarter of last year and EUR 356 million in the second quarter of 2010. The strong results in the current quarter were attributable to higher margins and volumes in both mortgages and savings, which compensated for slight increases in expenses and risk costs.
The underlying profit before tax at Retail Belgium was on par with the second quarter of this year, but declined 20.5% from the third quarter of 2009, reflecting one-time expense releases in that quarter.
ING Direct’s result improved to EUR 412 million from a EUR 358 million loss in the same period of 2009. The strong improvement was mainly driven by lower impairments on the US investment portfolio, higher interest results and lower risk costs. Results also increased from EUR 406 million in the second quarter of 2010.
Retail Banking Central Europe posted a profit before tax of EUR 44 million, up from EUR 30 million last year and EUR 27 million in the previous quarter. In the current quarter, the improvement in results was attributable to higher income driven by increased volumes, positive currency effects and improved fair value changes on derivatives, which more than offset lower margins and higher expenses.
The underlying result before tax of Retail Banking Asia was EUR 36 million. This was 56.5% higher than in the same period last year and more than double the second-quarter result as income benefited from higher volumes and margins, favourable funding rates and proceeds from the sale of investments.
The underlying result before tax for Commercial Banking excluding ING Real Estate rose 1.9% to EUR 594 million, driven by a marked decline in risk costs. Interest results were lower, primarily due to a smaller contribution from Financial Markets than in the third quarter of last year. Excluding Financial Markets, the interest result rose 10.9%. Margins on new business in General Lending declined from their peak levels in 2008 and 2009, while in Structured Finance the average margin held up well at robust levels. Commission income grew on higher fees in Structured Finance. Risk costs fell 61.1% from both the third quarter of 2009 and the second quarter of 2010. Operating expenses rose 14.5% compared with the third quarter of 2009. Currency effects had an upward effect on expenses of EUR 16 million, while one-time releases last year added another EUR 14 million. Excluding these items, expenses rose 7.7% due to selective investments in the business and higher staff costs.
ING Real Estate recorded a loss of EUR 6 million before tax compared with a loss of EUR 309 million in the third quarter of 2009 and a loss of EUR 4 million in the second quarter of this year. Negative revaluations and impairments continued to decline, reflecting the gradual improvement in market conditions. Negative fair value changes and impairments, recorded as income, improved to EUR 5 million compared with EUR 301 million in the third quarter of 2009 and EUR 32 million in the previous quarter. Impairments recorded as expenses, largely related to real estate development, were EUR 92 million versus EUR 121 million in the third quarter of 2009 and EUR 84 million in the previous quarter.
The Corporate Line Banking posted an underlying loss before tax of EUR 84 million compared with a loss of EUR 184 million in the third quarter of last year. The loss narrowed as fair value changes on part of ING Bank’s own Tier 2 debt improved to EUR -39 million, financing charges declined and a dividend was received on an equity stake. The Corporate Line’s underlying result was EUR 105 million in the second quarter of 2010, as that quarter included a EUR 86 million capital gain on the sale of an equity stake and the impact of credit spread widening on part of ING Bank’s own Tier 2 debt.
The underlying return on equity for the Bank improved to 13.0% in the first nine months of 2010, based on IFRS equity. The year-to-date return on equity based on a 7.5% core Tier 1 ratio was 17.1%, exceeding the target of 13-15% for 2013.
Insurance
The operating result of Insurance rose to EUR 473 million from EUR 393 million in the third quarter of 2009 and EUR 419 million in the second quarter of 2010. The 20.4% increase from the same period last year, or 11.0% excluding currency effects, was driven by Life Insurance and ING Investment Management, with significant increases in investment margins and the Corporate Line which more than compensated for higher expenses and a decline in the non-life results. Although operating performance was strong in the third quarter, the underlying result before tax was impacted by changes in policyholder behaviour assumptions for variable annuities in Japan and the US. A goodwill write-down related to Insurance US led to a quarterly loss for ING Insurance on a net basis.

The operating result from Life Insurance and Investment Management was EUR 592 million, up 23.1% from the third quarter last year (12.8% excluding currency effects) and 5.5% higher than the second quarter of 2010.
The increase in the operating result was largely driven by an improvement in the investment margin, which rose to EUR 383 million from EUR 274 million in the same quarter of 2009 and EUR 367 million in the second quarter of this year. The increase compared with the third quarter of 2009 was primarily fuelled by higher investment spreads in the Benelux and the US. In the Benelux, the investment margin benefited from reinvestment into government bonds. In the US, the margin was lifted by lower swap expenses that decreased with lower interest rates and reinvestment into fixed income securities. The four-quarter rolling average investment spread decreased to 87 basis points from 95 basis points in the third quarter of 2009, as the calculation included relatively high investment spreads from the fourth quarter of 2008. The investment spread increased for the stand-alone third quarter of 2010 to 92 basis points from 77 basis points last year.
Fees and premium-based revenues were EUR 1,222 million, 8.7% higher than the third quarter of 2009. However, they were 1.0% lower excluding currency effects, primarily due to the higher cost of variable annuity guaranteed benefits in the US. In Asia/Pacific, premium-based revenues rose on strong sales of corporate-owned life insurance (COLI) products in Japan and endowment products in Hong Kong. Fee income grew in Latin America following a change in revenue recognition and higher fund deposits. Fees on assets under management rose, consistent with the advance in equity markets during the quarter. Fees and premium-based revenues were slightly higher than the second quarter of this year.
The technical margin was EUR 216 million, up 7.5% from the third quarter of 2009 due to favourable claims and reinsurance results in ING Life Korea and currency effects. Compared with the second quarter of 2010, the technical margin was up 22.0% as results in that quarter were adversely impacted by a one-time provision increase in the Benelux, adverse life insurance claims experience in the US and lower surrender results in Central and Rest of Europe.
Administrative expenses for Life and ING Investment Management increased 12.6% compared with the third quarter of last year, or 3.9% excluding currency effects. The increase reflects higher staff costs and the roll-out of the Latin America wealth management strategy.
Despite the uptick in expenses, the ratio of administrative expenses to operating income declined slightly to 43.4% from 44.2% in the third quarter of 2009 and 44.7% in the second quarter of 2010. This was attributable to robust revenue generation in the third quarter of 2010.
The life operating result of Insurance Benelux was EUR 117 million compared with EUR 96 million in the third quarter of last year, driven by an improvement in the investment margin. The investment margin was higher mainly due to higher interest on fixed income securities as a result of reinvestments. This more than offset an increase in expenses caused by EUR 27 million of non-recurring beneficial items in the third quarter of 2009. The operating result decreased compared with EUR 163 million in the second quarter, which included the seasonal impact of dividend payments. In the current quarter, sales to retail customers continued to be under pressure given the low interest rate environment and fierce competition in the region. However, corporate sales in the Netherlands maintained momentum.
Insurance Central and Rest of Europe’s life operating result rose to EUR 75 million from EUR 74 million in the previous quarter and EUR 72 million in the third quarter of 2009. The increases were mainly due to a higher technical margin and lower expenses, which were partially offset by lower fees and premiums and the impact of the EUR 8 million financial institutions tax in Hungary levied as of the third quarter of 2010.
The life operating profit of Insurance US increased to EUR 166 million from EUR 137 million in the third quarter of 2009 on higher investment margins driven by swap expenses that have decreased with lower interest rates and the reinvestment into fixed income securities. Operating results were also higher than the EUR 121 million profit in the second quarter of 2010 due to an improvement in both the investment and technical margins.
Latin America’s life operating profit increased to EUR 65 million, up 54.8% from the third quarter of last year, or 32.7% excluding currency effects. The increase resulted from higher fee income generated through pension fund growth in Mexico and higher fund deposits in Chile and Peru, which increased due to wage inflation. Latin America’s life operating profit was EUR 53 million in the second quarter of 2010.
The life operating profit of Insurance Asia/Pacific increased to EUR 126 million from EUR 90 million in the third quarter of 2009. Profit in the second quarter of this year was EUR 118 million. The improvement in results from the third quarter of last year was due to higher investment and technical margins, higher fees and premium-based revenues, partly offset by an increase in DAC amortisation and trail commissions.
ING Investment Management’s operating profit was EUR 43 million in the quarter, almost on par with the profit recorded in the third quarter last year. Fees were up 16.1%, or 8.8% excluding currency effects, driven by higher assets under management and the introduction of a fixed service fee related to the transfer of funds to the Luxembourg platform. Expenses increased, mainly due to higher staff costs, currency effects and the introduction of the fixed service fee. Operating profit in the second quarter was EUR 33 million.
The Non-life operating result declined to EUR 50 million from EUR 141 million in the third quarter of 2009, reflecting provision releases of EUR 59 million in the Benelux in the third quarter of last year. Results in the current quarter were lower than the EUR 69 million profit in the second quarter of 2010 due to higher disability, accident, fire and storm-related claims experience in the third quarter of 2010.

The Corporate Line Insurance operating result was EUR -169 million, an improvement compared with the third-quarter 2009 loss of EUR 229 million and the second-quarter 2010 loss of EUR 212 million. The result in the current quarter was supported by a EUR 32 million provision release related to a reinsurance portfolio that is in run-off.
ING Insurance reported an underlying profit before tax of EUR 18 million. Although operating performance was strong, results were impacted by changes in policyholder behaviour assumptions of EUR -335 million in Japan and EUR -21 million in the US. These charges, recorded under market and other impacts, arose as changes to variable annuity assumptions were made to reflect recent experience relating to policyholder behaviour where guarantees have come into the money.
Gains/losses and impairments on investments fell to EUR -126 million from EUR 68 million in the third quarter of 2009. Results in the current quarter include EUR 179 million of impairments on debt securities, primarily on US subprime RMBS. The third quarter of 2009 included EUR 121 million of public equity gains in the Benelux. In the second quarter of 2010, gains/losses and impairments on investments were EUR -143 million and consisted primarily of capital losses and impairments on debt securities in the US, the Benelux and Central and Rest of Europe.
Revaluations improved to EUR 275 million from EUR -50 million in the same quarter of last year and EUR 269 million in the previous quarter. Results in the current quarter benefited from revaluations in the US of EUR 186 million from CMOs and EUR 52 million from interest rate hedges.
Market and other impacts were EUR -603 million in the third quarter, and consisted mainly of EUR -356 million of policyholder behaviour assumption changes and EUR 173 million of hedge losses net of guaranteed benefit reserve unlocking. Deferred acquisition cost (DAC) unlocking was EUR -16 million. Consistent with measures taken to improve the reserve sufficiency of Insurance US, the legacy variable annuity DAC balance was not written up in the third quarter despite a 10.7% advance in the S&P 500. Market and other impacts were EUR -660 million in the second quarter of 2010 and EUR 140 million in the same quarter last year.
ING Insurance posted a net loss for the quarter of EUR 656 million, including divestments and special items of EUR -597 million. Included in this figure is the one-time after-tax goodwill write-down of EUR 513 million related to Insurance US. The goodwill impairment results from the estimation that the book value of Insurance US currently exceeds the fair value of Insurance US, following an ongoing increase in the book value of Insurance US while the fair value decreased.
Insurance sales (APE) declined 4.8% from both the second quarter of this year and the third quarter of 2009, excluding currency effects and the closed blocks in the US and Japan. The decrease in sales from the third quarter of last year was mainly attributable to the Benelux, Central and Rest of Europe and the US. Benelux sales were lower due to a change in the recognition of premiums and high group pension sales in the third quarter of 2009. Central and Rest of Europe sales declined due to lower sales in Polish and Hungarian pension funds and lower sales in the Greek bancassurance channel. APE was down in the US on lower Retirement sales. Meanwhile, sales in Asia/Pacific and Latin America improved from both the second quarter of 2010 and the third quarter of 2009. Asia/Pacific sales continued to be fuelled by strong sales of the COLI cancer product in Japan and new products in Hong Kong and Malaysia. In Latin America, sales grew on a volume increase in Mexico, mutual fund sales in Chile and the inclusion of tax-favoured voluntary pension sales in Colombia.
Net profit
ING Group recorded a net profit of EUR 371 million in the third quarter compared with EUR 499 million in the third quarter of 2009 and EUR 1,090 million in the second quarter of 2010.
Net results in the third quarter of this year included special items and divestments totalling EUR -671 million, of which the EUR 513 million goodwill write-down related to Insurance US was the primary component. Other special items and divestments included a EUR 26 million loss on the announced divestment of the Summit portfolio at ING Real Estate (closed on 1 November 2010), EUR 38 million of investments in the ING Bank/Postbank combination, and costs related to various restructuring programmes and separation projects. Separation costs were EUR 17 million in the third quarter, and totalled EUR 40 million for the first nine months of 2010. ING expects separation costs for the full-year 2010 to be around EUR 85 million.
The third-quarter net result per share was EUR 0.10. Excluding the goodwill write-down related to Insurance US, the net result per share was EUR 0.23. The average number of shares used to calculate earnings per share over the quarter was 3,781 million. The net result per share was EUR 0.29 in the second quarter of 2010 and EUR 0.25 in the third quarter of last year.
The underlying effective tax rate increased to 29.8% compared with 18.4% in the second quarter of 2010 and 10.2% in the third quarter of 2009. The underlying effective tax rate for the first nine months of 2010 was 27.2%.

Return on equity
The underlying net return on equity for ING Group was 11.1% for the first nine months of 2010, compared with 4.4% in the same period of 2009 and 11.7% in the first half of 2010. The year-to-date underlying return on equity for the Bank increased to 13.0%, or 17.1% based on a 7.5% core Tier 1 ratio, driven by the strong improvement in results. The underlying return on equity for Insurance was 1.0% in the first nine months of 2010, compared with -0.2% last year.
BALANCE SHEET
ING Group’s balance sheet decreased by EUR 12 billion in the third quarter to EUR 1,261 billion at the end of September 2010. The strengthening of the euro versus other currencies had a substantial impact on the balance sheet, reducing total assets by EUR 38 billion. Excluding currencies, total assets rose by EUR 27 billion. Shareholders’ equity rose by EUR 0.9 billion to EUR 42.5 billion, or EUR 11.23 per share. The increase in shareholders’ equity was primarily driven by the quarterly result and positive unrealised revaluations on debt securities, which more than compensated for currency effects.
Loans and advances to customers were EUR 606 billion at the end of September, EUR 7 billion lower than at the end of June 2010 including the impact of currencies, but EUR 5 billion higher at comparable exchange rates. Residential mortgages increased by EUR 6 billion excluding currency impacts, mainly at ING Direct and Retail Benelux, while loans to governments were EUR 1 billion higher. Lending to (mid)-corporates, SMEs and other remained unchanged. Securities at amortised cost and the Illiquid Assets Back-up Facility decreased at comparable currency rates by EUR 2 billion.
Investments were EUR 233 billion at the end of the third quarter, down EUR 4 billion from the end of the second quarter, due to negative currency effects. Excluding currency effects, investments at ING Bank were EUR 1 billion lower because of net redemptions of debt securities at ING Direct. Investments at ING Insurance rose by EUR 6 billion excluding currency impacts, mainly due to EUR 4.3 billion of positive revaluations and EUR 1.6 billion in additions across all business lines.
Intangible assets decreased by EUR 1.0 billion to EUR 5.2 billion due to currency changes and the impact of the EUR 0.5 billion goodwill write-down related to the US Insurance business.
ING remained a net receiver of deposits on the interbank markets, although the net amount continued to decline. Amounts due to banks decreased by EUR 7 billion to EUR 79 billion, and amounts due from banks increased by EUR 3 billion to EUR 59 billion. Both of these balance sheet items included EUR 4 billion of higher unsettled balances from securities transactions.
Currency impacts reduced financial assets at fair value through the P&L by EUR 12 billion. However, excluding currencies, financial assets at fair value through the P&L increased by EUR 15 billion. ING Bank’s financial assets at fair value through the P&L increased by EUR 10 billion, excluding currencies, to EUR 156 billion, mainly due to EUR 11 billion in higher trading assets, which were partially influenced by a decline in long-term interest rates. These developments on the asset side of the Bank balance sheet were largely mirrored in financial liabilities at fair value through the P&L. At Insurance, financial assets at fair value through the P&L increased by EUR 6 billion excluding currencies, driven by a EUR 5 billion increase in investments for risk of policyholders.
Customer deposits and other funds on deposit increased by EUR 1 billion at comparable exchange rates. Excluding currency changes, individual savings accounts grew by EUR 3 billion and credit balances on customer accounts decreased by EUR 1 billion.
Insurance and investment contracts were impacted by EUR 15 billion of negative currency movements. Excluding currency effects, life insurance provisions rose by EUR 8 billion, of which EUR 5 billion was attributable to higher provisions for risk of life policyholders.
CAPITAL MANAGEMENT
ING’s capital ratios remained strong during the third quarter. ING Bank’s core Tier 1 ratio rose from 8.6% at the end of June to 9.0% at the end of September, driven by the quarterly profit. Risk-weighted assets fell 3.3% to EUR 332.5 billion, mainly due to the impact of foreign exchange rate changes.
ING Group’s debt/equity ratio increased to 11.7%. The adjusted equity of ING Group declined by EUR 1.7 billion, as the quarterly net profit was more than offset by currency changes in both Group IFRS equity and hybrid capital. Group core debt was stable as there were no capital flows between ING Group, ING Insurance and ING Bank. The Financial Conglomerates Directive (FiCo) ratio for ING Group decreased slightly to 165% from 167% at the end of the second quarter.
At Insurance, the Insurance Groups Directive (IGD) ratio decreased from 267% at the end of the second quarter to 261% at the end of September.
CHANGES 4Q2010 AND 1Q2011
In preparation for a potential US-focused IPO, ING is working to implement a number of changes to increase transparency, improve reserve adequacy on the US Legacy Variable Annuity book, reduce earnings volatility going forward, and bring accounting and hedging for the US businesses more into line with US peers.

As of 1 October 2010, ING intends to report the US Legacy VA business as a separate business line to improve transparency for both the legacy and ongoing businesses. Under ING’s existing accounting policies, the separation will trigger a charge in the fourth quarter to bring reserve adequacy on the new Legacy VA business line to the 50% level. This charge will be reflected as a DAC write-down of approximately EUR 1 billion before tax (EUR 0.7 billion after tax), based on figures at the end of the third quarter. The final P&L impact, which will be reflected in the fourth quarter, will depend on market developments in the quarter.
From 2011, ING aims to bring its accounting practices for its US insurance businesses more into line with US peers. The company is currently studying an introduction of reversion to mean in its US equity markets assumption for determining DAC, which would reduce earnings volatility going forward.
In addition, ING is studying a move towards fair-value accounting on reserves for Guaranteed Minimum Withdrawal Benefits (GMWB) as of the first quarter of 2011 in order to better reflect the economic value of guarantees. Such a move would enable ING to substantially increase hedging of interest rates on the Legacy VA book without causing significant earnings volatility, because results from hedging derivatives would largely be mirrored in fair-value changes of the guarantees.
As of the end of September, the difference between the current book value of the reserves (under SOP 03-01) and the estimated fair value is approximately EUR -1 to -1.3 billion. Implementation of fair value accounting for GMWB would represent a change in accounting policy under IFRS with a transitional impact being reflected only in shareholders’ equity as of 1 January 2011. Comparative periods’ results will be restated.
Combined, if implemented, these measures are expected to reduce the DAC balance and improve the reserve adequacy on the Legacy VAs to well above the 50% confidence level. It would substantially reduce earnings volatility and bring reported earnings more into line with the economics of the business, including the potential to report profits from the Legacy VA book going forward as markets recover.
Separately, the US management is implementing a programme to sharpen the strategic focus of the US business on life and retirement services while reducing annual expenses by EUR 100 million per year. The aim is to create a strong and profitable US business, which over time can be IPOed when earnings and market circumstances improve.

APPENDIX 1 ING GROUP: CONSOLIDATED PROFIT AND LOSS ACCOUNT
ING Group: Consolidated profit and loss account

	Total Group[1]		Total Banking		Total Insurance
in EUR million	3Q2010	3Q2009	3Q2010	3Q2009	3Q2010	3Q2009
Gross premium income	6,554	7,483			6,554	7,483
Interest result Banking operations	3,387	3,085	3,404	3,151
Commission income	1,173	1,120	645	683	528	437
Total investment & other income	1,677	122	292	-719	1,473	857

Total underlying income	12,791	11,811	4,341	3,115	8,555	8,778

Underwriting expenditure	7,243	7,039			7,243	7,039
Staff expenses	1,921	1,686	1,386	1,204	535	482
Other expenses	1,444	1,301	955	857	489	444
Intangibles amortisation and impairments	113	133	113	133

Operating expenses	3,478	3,120	2,454	2,194	1,024	926
Interest expenses Insurance operations	149	162			254	244
Addition to loan loss provisions	374	672	374	672
Other	17	17			17	17

Total underlying expenditure	11,260	11,011	2,828	2,866	8,537	8,227

Underlying result before tax	1,531	801	1,513	250	18	551

Taxation	455	82	386	23	69	59
Minority interests	32	-8	25	-16	7	8

Underlying net result	1,043	727	1,101	243	-58	485

Net gains/losses on divestments	-31	-168	-26		-5	-168
Net result from divested units	-4	46		19	-4	27
Special items after tax	-636	-105	-48	-75	-588	-30

Net result	371	499	1,026	186	-656	313

[1]	Including intercompany eliminations

APPENDIX 2 ING GROUP: CONSOLIDATED BALANCE SHEET
ING Group: Consolidated balance sheet

	ING Group		ING Bank NV		ING Verzekeringen NV		Holdings/eliminations
in EUR million	30 September 2010	30 June 2010	30 September 2010	30 June 2010	30 September 2010	30 June 2010	30 September 2010	30 June 2010
Cash and balances with central banks	13,342	13,365	9,820	9,963	9,045	9,464	-5,523	-6,062
Amounts due from banks	59,108	56,109	59,108	56,109
Financial assets at fair value through P&L	277,592	274,374	156,199	150,125	123,514	125,918	-2,121	-1,669
Investments	232,720	237,113	108,646	112,197	124,075	124,916
Loans and advances to customers	605,580	612,753	579,393	585,824	34,211	34,134	-8,024	-7,205
Reinsurance contracts	5,759	6,394			5,759	6,394
Investments in associates	3,762	3,829	1,437	1,480	2,499	2,537	-174	-188
Real estate investments	2,041	3,709	707	2,368	1,060	1,069	274	272
Property and equipment	6,115	6,160	5,604	5,614	511	547
Intangible assets	5,203	6,295	2,349	2,440	3,002	4,105	-148	-250
Deferred acquisition costs	10,867	11,944			10,867	11,944
Assets held for sale	1,879	313	1,613		266	313
Other assets	36,731	40,238	25,604	29,178	10,751	10,701	376	359

Total assets	1,260,698	1,272,595	950,478	955,297	325,560	332,042	-15,341	-14,744

Shareholders’ equity	42,476	41,623	33,845	33,400	21,003	20,636	-12,372	-12,413
Minority interests	997	1,011	1,085	1,122	94	87	-182	-198
Non-voting equity securities	5,000	5,000					5,000	5,000

Total equity	48,472	47,634	34,930	34,522	21,097	20,723	-7,554	-7,611

Subordinated loans	10,635	11,333	21,575	22,584	5,869	6,151	-16,809	-17,402
Debt securities in issue	130,955	124,020	120,403	113,406	3,921	3,988	6,631	6,626
Other borrowed funds	26,530	27,050			11,138	11,498	15,392	15,552
Insurance and investment contracts	264,859	271,592			264,859	271,592
Amounts due to banks	78,869	85,542	78,869	85,542
Customer deposits and other funds on deposits	502,496	511,263	514,517	522,655			-12,021	-11,392
Financial liabilities at fair value through P&L	157,356	152,919	155,391	150,877	4,139	3,848	-2,174	-1,806
Liabilities held for sale	1,224	253	1,009		215	253
Other liabilities	39,300	40,990	23,784	25,710	14,321	13,990	1,195	1,290

Total liabilities	1,212,226	1,224,961	915,548	920,774	304,463	311,319	-7,786	-7,132

Total equity and liabilities	1,260,698	1,272,595	950,478	955,297	325,560	332,042	-15,341	-14,744

APPENDIX 3 RETAIL BANKING: CONSOLIDATED PROFIT AND LOSS ACCOUNT
Retail Banking: Consolidated profit and loss account

			Retail Banking Benelux				Retail Direct & International
	Total Retail Banking		Netherlands		Belgium		ING Direct		Central Europe		Asia
in EUR million	3Q2010	3Q2009	3Q2010	3Q2009	3Q2010	3Q2009	3Q2010	3Q2009	3Q2010	3Q2009	3Q2010	3Q2009
Interest result	2,523	2,245	964	832	403	390	974	820	139	175	43	28
Commission income	329	356	127	134	74	87	40	54	73	67	14	15
Investment income	43	-575	4	4	14	2	-5	-597	2	1	28	17
Other income	59	20	3	3	25	23	-18	6	40	-16	10	4

Total underlying income	2,954	2,047	1,098	973	516	502	991	282	254	227	95	64

Staff and other expenses	1,642	1,448	587	562	340	288	469	399	193	166	53	33
Intangibles amortisation and impairments	10	2	-1	-1	0	0	11	3	0	0	0	0

Operating expenses	1,652	1,450	586	561	340	288	479	402	194	167	53	33

Gross result	1,301	597	512	412	176	213	512	-120	60	60	41	31

Addition to loan loss provision	293	437	135	124	36	37	100	238	17	31	5	8

Underlying result before tax	1,008	159	377	288	140	176	412	-358	44	30	36	23

Client balances (in EUR billion)
Residential Mortgages	303.8	277.8	136.7	131.8	25.0	22.6	138.1	120.2	3.4	2.7	0.7	0.5
Other Lending	87.2	86.2	43.7	43.9	27.0	26.2	3.5	3.1	10.3	8.4	2.8	4.6
Funds Entrusted	428.4	407.4	106.3	105.8	68.7	69.4	231.4	209.3	18.6	17.0	3.4	5.9
AUM/Mutual Funds	55.7	67.6	16.2	16.0	26.5	34.1	10.7	8.6	1.9	1.1	0.4	8.0

Profitability and efficiency[1]
Cost/income ratio	55.9%	70.8%	53.4%	57.6%	65.8%	57.4%	48.4%	142.5%	76.2%	73.4%	56.5%	51.6%
Return on Equity[2]	21.5%	5.1%	27.7%	22.6%	31.7%	37.5%	18.8%	-17.6%	8.9%	6.7%	16.9%	13.4%

Risk[1]
Risk costs in bp of average RWA	64	96	100	97	74	80	53	116	30	62	21	38
Risk-weighted assets (end of period)	183,496	167,706	55,163	50,173	19,392	18,629	77,100	70,082	22,468	20,253	9,373	8,568

[1]	Key figures based on underlying figures

[2]	Underlying after-tax return divided by average equity based on 7.5% core Tier 1 ratio (annualised)

APPENDIX 4 COMMERCIAL BANKING: CONSOLIDATED PROFIT AND LOSS ACCOUNT
Commercial Banking: Consolidated profit and loss account

	Total Commercial				Structured		Leasing &		Financial		Other		Total Commercial
	Banking		GL & PCM		Finance		Factoring		Markets		Products		Banking excl. RE		ING Real Estate
in EUR million	3Q2010	3Q2009	3Q2010	3Q2009	3Q2010	3Q2009	3Q2010	3Q2009	3Q2010	3Q2009	3Q2010	3Q2009	3Q2010	3Q2009	3Q2010	3Q2009
Interest result	878	942	226	217	266	247	49	40	239	340	-1	-17	779	827	99	115
Commission income	323	328	49	59	133	83	10	7	8	14	42	57	242	220	80	108
Investment income	5	-103	-2	0	1	-5	0	0	4	-23	2	13	5	-15	0	-88
Other income	210	51	9	12	-29	-21	53	49	157	99	-10	56	180	195	30	-144

Total underlying income	1,415	1,219	282	288	371	304	112	97	408	431	33	108	1,206	1,227	209	-9

Staff and other expenses	652	587	130	120	98	78	53	49	186	161	79	70	546	476	106	111
Intangibles amortisation and impairments	93	123	0	0	0	0	0	0	0	0	0	0	0	0	93	122

Operating expenses	745	710	130	120	98	78	53	49	186	161	79	70	546	477	199	233

Gross result	669	508	151	168	273	226	58	48	222	271	-46	38	660	750	10	-242

Addition to loan loss provision	81	234	21	53	26	77	19	36	-1	1	0	0	65	167	16	67

Underlying result before tax	589	274	130	115	247	149	39	12	223	270	-46	38	594	583	-6	-309

Client balances (in EUR billion)
Residential Mortgages
Other Lending	135.8	135.1	36.2	39.0	45.2	41.7	16.7	16.6	3.3	2.9	0.1	0.0	101.5	100.2	34.3	34.9
Funds Entrusted	63.1	51.3	34.0	29.1	3.3	2.8	0.0	0.0	25.1	18.7	0.7	0.6	63.1	51.3
AUM/Mutual Funds	65.3	65.6													65.3	65.6

Profitability and efficiency[1]
Underlying cost/income ratio	52.7%	58.3%	46.3%	41.7%	26.4%	25.6%	47.7%	50.4%	45.5%	37.2%	238.5%	64.6%	45.3%	38.9%	95.3%	n.a.
Return on Equity[2]	16.2%	6.1%	13.0%	8.5%	27.0%	13.3%	16.9%	5.1%	26.4%	34.5%	-30.5%	55.1%	19.4%	17.3%	-8.9%	-75.3%

Risk[1]
Risk costs in bp of average RWA	22	56	19	37	25	75	91	144	-1	1	-1	-1	20	45	37	132
Risk-weighted assets (end of period)	144,574	164,873	42,617	55,468	39,306	40,184	8,233	9,660	32,866	34,668	5,487	4,179	128,509	144,159	16,065	20,714

[1]	Key figures based on underlying figures

[2]	Underlying after-tax return divided by average equity based on 7.5% core Tier 1 ratio (annualised)

APPENDIX 5 INSURANCE: MARGIN ANALYSIS AND KEY FIGURES
Insurance: Margin analysis and Key figures

					Insurance Central				Insurance		Insurance
	Total Insurance		Insurance Benelux		& Rest of Europe		Insurance US		Latin America		Asia/Pacific[1]		ING IM		Corporate Line
In EUR million	3Q2010	3Q2009	3Q2010	3Q2009	3Q2010	3Q2009	3Q2010	3Q2009	3Q2010	3Q2009	3Q2010	3Q2009	3Q2010	3Q2009	3Q2010	3Q2009
Investment margin	383	274	119	71	22	21	213	155	16	17	10	3	4	8	94	-0
Fees and premium-based revenues	1,222	1,124	131	143	117	130	287	308	119	78	345	272	223	192	0	-0
Technical margin	216	201	51	58	46	40	60	64	7	4	52	35	—	—	—	—
Income non-modelled life business	37	25	8	4	6	2	0	-0	-0	0	23	22	0	-3	-223	-194

Life & ING IM operating income	1,858	1,624	308	276	191	193	560	526	141	100	431	332	227	196	-130	-194

Administrative expenses	807	717	143	127	66	71	244	215	55	44	116	109	184	151	38	31
DAC amortisation and trail commissions	458	426	49	53	49	50	149	174	22	14	189	134	1	1	42	9

Life & ING IM expenses	1,265	1,143	191	180	115	121	394	389	76	58	304	242	184	152	80	40

Life & ING IM operating result	592	481	117	96	75	72	166	137	65	42	126	90	43	44	-210	-234

Non-life operating result	50	141	32	123	1	1	—	—	16	16	1	1	—	-1	40	5
Corporate Line operating result	-169	-229

Operating result	473	393	149	219	76	73	166	137	80	58	127	91	43	44	-169	-229

Gains/losses and impairments	-126	68	18	129	0	-5	-154	-79	0	0	11	9	-1	13	-0	2
Revaluations	275	-50	29	-142	—	—	256	165	30	23	-1	2	-8	-4	-31	-94
Market & other impacts	-603	140	-2	66	—	—	-245	4	—	—	3	5	—	—	-360	65

Underlying result before tax	18	551	194	272	76	68	23	226	110	81	140	107	34	53	-560	-255

Life Insurance — New business figures
Single premiums	3,577	4,049	547	565	137	119	2,083	2,670	672	431	138	264	—	—	—	—
Annual premiums	830	758	45	101	59	77	247	232	113	93	366	255	—	—	—	—
New sales (APE)	1,188	1,163	100	158	73	89	455	499	180	136	380	281	—	—	—	—

Key figures
Gross premium income	6,554	7,483	1,378	1,958	465	467	2,963	3,479	45	23	1,697	1,546	—	—	7	10
Adm. expenses / operating income (Life & ING IM)	43.4%	44.2%	46.4%	46.0%	34.6%	36.8%	43.6%	40.9%	39.0%	44.0%	26.9%	32.8%	81.1%	77.0%	-29.2%	-16.0%
Life general account assets (end of period, in EUR billion)	167	143	63	56	8	8	70	60	2	2	22	17	2	1	—	—
Investment margin / Life general account asset (in bps)[2]	87	95	75	84	95	128	109	123	300	142	20	-7	112	262
Provision for life insurance & investm. contracts for risk policyholder (end of period)	114,503	101,749	23,528	20,289	3,663	3,188	65,790	59,662	124	87	21,399	18,523	—	—	—	—
Net production client balances (in EUR billion)	-0.2	-3.9	-0.5	0.5	0.6	0.4	-0.6	-0.8	0.7	0.5	0.1	0.3	-0.6	-4.8	—	—
Client balances (end of period, in EUR billion)	432.4	405.8	70.0	67.8	27.8	23.5	126.8	116.0	46.5	34.8	41.7	51.4	119.6	112.4	—	—
Administrative expenses (total)	944	844	240	214	67	72	244	215	55	44	117	109	184	155	37.7	34.5

[1]	3Q09 client balances, net production and provisions shown in the table include Australia and New Zealand

[2]	Four-quarters rolling average

ENQUIRIES

Investor enquiries	Press enquiries
T: +31 20 541 5460	T: +31 20 541 5433
E: investor.relations@ing.com	E: mediarelations@ing.com
Investor conference call, media conference call and webcast
Jan Hommen, Patrick Flynn and Koos Timmermans will discuss the results in an analyst and investor conference call on 10 November 2010 at 9:00 CET. Members of the investment community can join the conference call at +31 20 794 8500 (NL), +44 207 190 1537 (UK) or +1 480 629 9724 (US) and via live audio webcast at www.ing.com.
A media conference call will be held on 10 November 2010 at 11:30 CET. Journalists are invited to join the conference in listen-only mode at +31 20 794 8500 (NL) or +44 20 7190 1537 (UK) and via live audio webcast at www.ing.com.
Additional information is available in the following documents published at www.ing.com:
•	ING Group Quarterly Report

•	ING Group Statistical Supplement

•	ING Group Historical Trend Data

•	Analyst Presentation

•	ING Group Condensed consolidated interim financial information for the period ended 30 September 2010
DISCLAIMER
ING Group’s Annual Accounts are prepared in accordance with International Financial Reporting Standards as adopted by the European Union (‘IFRS-EU’).
In preparing the financial information in this document, the same accounting principles are applied as in the 2009 ING Group Annual Accounts. All figures in this document are unaudited. Small differences are possible in the tables due to rounding.
Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) the implementation of ING’s restructuring plan to separate banking and insurance operations, (4) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (5) the frequency and severity of insured loss events, (6) changes affecting mortality and morbidity levels and trends, (7) changes affecting persistency levels, (8) changes affecting interest rate levels, (9) changes affecting currency exchange rates, (10) changes in general competitive factors, (11) changes in laws and regulations, (12) changes in the policies of governments and/or regulatory authorities, (13) conclusions with regard to purchase accounting assumptions and methodologies, (14) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (15) ING’s ability to achieve projected operational synergies, (16) reporting the US Legacy VA business as a separate business line, and (17) implementation of fair value accounting for Guaranteed Minimum Withdrawal Benefits for the US insurance businesses. ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.